Mail Stop 3233
                                                            November 29, 2018

Via E-mail
Daniel Miller, Chief Executive Officer
Steward Realty Trust
9679 Myrtle Grove Lane
Easton, MD 21601

       Re:     Steward Realty Trust
               Amendment No. 4 to Draft Offering Statement on Form 1-A Submitted November 9, 2018
               CIK No. 0001735770

Dear Mr. Miller:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

1. We refer to comment 1 of our letter dated July 19, 2018. As previously noted, we referred your response to the Division of Investment Management for further review, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

2. We note your disclosure on page 75 that the jury trial waiver provision only applies to investors who purchase shares in the offering and not to purchasers in secondary transactions. Please disclose any difference in rights between the primary and secondary purchasers in your offering and add risk factor disclosure as appropriate. In addition, please specifically describe how this provision will be implemented. Please clarify, if a shareholder purchases shares in both the primary and secondary market, whether the provision applies to all shares and whether the impact of this provision will be diluted over time as more shares are purchased in the secondary market.
 Daniel Miller, Chief Executive Officer
Steward Realty Trust
November 29, 2018
Page 2


        With respect to questions relating to our comment regarding the Investment Company
Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-
6840. You may contact Peter McPhun at (202) 551-3581 or Wilson Lee at (202) 551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.


                                                          Sincerely,

                                                          /s/ Jennifer Gowetski

                                                          Jennifer Gowetski
                                                          Senior Counsel
                                                          Office of Real Estate
and
                                                          Commodities
cc: Jeanne Campanelli, Esq. (via e-mail)